Exhibit 12.1

Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	For the Fiscal Year Ended September 30,
	2011	2010	2009	2008	2007
Earnings:
Pretax (loss) income from continuing operations	$(9,834)	$(19,947)	$(26,594)	$(44,882)	$9,824
Less – noncontrolling interests	−	(8)	(1,549)	(6,482)	1,612
Less – equity in earnings of affiliates	(10,377)	(4,870)	(1,279)	15,656	(13,960)
Add – cash distributions received from equity investments	4,522	5,104	6,128	15,647	16,212
	(15,689)	(19,721)	(23,294)	(20,061)	13,688
Fixed charges	15,643	13,386	20,520	47,581	33,782
Total	$(46)	$(6,335)	$(2,774)	$27,520	$47,470

Fixed Charges:
Interest expense	$15,343	$13,086	$20,199	$47,266	$33,566
Estimated interest portion of rent expense (2)	300	300	321	315	216
Total	$15,643	$13,386	$20,520	$47,581	$33,782

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	1.4

(1)
Earnings for fiscal 2011, 2010, 2009 and 2008 were inadequate to cover fixed charges.  The coverage deficiencies for those periods were $15.7 million, $19.7 million $23.2 million and $20.0 million, respectively.

(2)	Estimated to be 8% of rent expense.